Exhibit 99.1

Endeavour Silver Produces 1,820,050 oz Silver and 15,808 oz Gold (2.9 Million oz Silver Equivalents) in the First Quarter, 2015

VANCOUVER, BRITISH COLUMBIA--(Marketwired - April 08, 2015) - Endeavour Silver Corp. (TSX: EDR)(NYSE: EXK)(FRANKFURT: EJD) posted strong silver and gold production results in the First Quarter, 2015 from the Company's three operating silver mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

Silver production in the First Quarter, 2015 was ahead of plan for the year at 1,820,050 ounces (oz) and gold production was 15,808 oz, but both were lower compared to the First Quarter, 2014. Silver equivalent production slipped 8% to 2.9 million oz using a 70:1 silver gold ratio.

Production Highlights for First Quarter, 2015 (Compared to First Quarter, 2014)

•	Silver production decreased 4% to 1,820,050 oz
•	Gold production decreased 15% to 15,808 oz
•	Silver equivalent production decreased 8% to 2.9 million oz (at a 70:1 silver: gold ratio)
•	Silver oz sold up 21% to 1,861,975 oz
•	Gold oz sold down 4% to 15,799 oz
•	Bullion inventory at quarter-end included 349,277 oz silver and 1,073 oz gold
•	Concentrate inventory at quarter-end included 65,677 oz silver and 933 oz gold

Endeavour CEO Bradford Cooke commented, "We did not forecast any production growth in 2015 so we are pleased with the performance of our operations in the First Quarter. Our two main themes in operations this year are the ramp up of mine output at El Cubo to 2200 tonnes per day (tpd) and the ramp down of mine output at Bolanitos to 1000 tpd, both of which are now under way.

"El Cubo plant throughput averaged 1,540 tpd in Q1, 2015, up 12% from 1,374 tpd in Q4, 2014. The proposed additional 650 tpd of mine production at El Cubo will come primarily from the V-Asunción mine area, which has thicker mineralized zones amenable to long hole mining, and the Santa Cecilia mine area, which has narrower but higher grade veins, and will be processed at Endeavour's Bolañitos plant, located 18 kilometres away, which has available capacity and comparable circuits to El Cubo.

"Our 2015 exploration programs commenced last week at the three operating mines as well as at our emerging new Terronera discovery (formerly known as San Sebastián) in Jalisco State. We plan to release a preliminary economic assessment for a small, high grade mine at the Terronera project this quarter while we continue to explore and prepare a pre-feasibility study for release later this year."

At Guanaceví, operating performance was in-line with management expectations, while normal variations in the ore-bodies resulted in slightly higher processed grades than planned for the year.

At Bolañitos, operations were also as anticipated and gold grades continue to exceed the estimated reserve grades although both grades and recoveries are expected to be slightly lower than 2014.

At El Cubo, throughput, grades and recoveries were generally as planned for the quarter. The ramp up of mine output over the Second Quarter from 1,550 tpd, the current El Cubo plant capacity, to 2,200 tpd is now under way. Plant optimization work is also ongoing to see if throughput can be raised while maintaining metal recoveries

Production Tables for First Quarter, 2015

		Tonnes	Grade	Grade	Recovery	Recovery
Production	Tonnes	per	Ag	Au	Ag	Au	Silver	Gold
by mine	Produced	day	gpt1	gpt1%		%	Oz	Oz
Guanaceví	106,106	1,179	300	0.63	83.4%	87.3%	853,106	1,877
Bolarñitos	136,076	1,512	139	2.30	85.7%	83.7%	521,117	8,421
EICubo	138,610	1,540	113	1.46	88.5%	84.7%	445,827	5,510
Consolidated	380,792	4,231	174	1.53	85.2%	84.5%	1,820,050	15,808

1 gpt = grams per tonnes

	Three Months Ended March 31
Q1 2015 Highlights	2015	2014	% Change
Throughput (tonnes)	380,792	346,525	10%
Silver ounces produced	1,820,050	1,898,999	(4%)
Gold ounces produced	15,808	18,519	(15%)
Payable silver ounces produced	1,769,924	1,844,165	(4%)
Payable gold ounces produced	15,429	17,796	(13%)
Silver equivalent ounces produced1	2,926,610	3,195,329	(8%)
Silver ounces sold	1,861,975	1,537,665	21%
Gold ounces sold	15,799	16,445	(4%)

1 Silver equivalent ounces calculated using 70:1 ratio

Release of First Quarter, 2015 Financial Results and Conference Call

The First Quarter, 2015 financial results will be released before market on Wednesday, May 6, 2015 and a telephone conference call will be held at 9:00am PDT (12:00pm EDT) on Wednesday, May 6, 2015.

Annual General Meeting

The Company will host its annual general meeting at 10:00am PDT on Wednesday, May 6, 2015 at the Metropolitan Hotel, 645 Howe Street in Vancouver. Annual general meeting materials have been posted on the company website. All shareholders can receive a hard copy of the Company's annual general meeting materials free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at (604) 640-4804 or toll free (877) 685-9775.

About Endeavour Silver -- Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com